May 25, 2006

Blair Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust, Inc.
2555 East Camelback Road, Suite 400
Phoenix, AZ 85016

> **Re:** **Cole Credit Property Trust, Inc.**
> **Form 10-SB, Filed May 1, 2006**
> **File No. 0-51962**

Dear Mr. Koblenz:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   We note that you commenced a private offering on April 6, 2004 and issued the initial 264,200 shares as of July 1, 2004. Please tell us why you did not file a registration statement under Section 12(g) of the Exchange Act in 2005.

Cautionary Note Regarding Forward Looking Statements, page 2

3.   Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by an issuer that, at the time that the statement is made, is subject to the reporting requirements of the Exchange Act of 1934. Since you are not currently subject to the reporting requirements of the Exchange Act of 1934, please revise the disclosure under this heading to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are currently applicable to your filing.

Part I

Item 1. Description of Business, page 4

4.   Please include a discussion of the REIT gross income and asset tests, describe how you will be required to run your business in order to comply with the REIT rules and what your REIT qualification means to investors.

5.   Please include an organizational chart depicting you, your operating partnership, your advisor, property manager and majority shareholders, as well as any other material affiliates of yours.

6.   We note your disclosure in the seventh paragraph on page 3 that you have invested approximately $195.9 million in properties as of December 31, 2005. In light of the fact that you only raised $100.3 million from your private placement, please expand your disclosure here to briefly explain the additional financing activities you undertook to raise the additional $95 million you have invested.

7.   We note the website reference in the first paragraph on page 4; however, this website does not appear to contain any information about your company. Rather, the information on this page relates to Cole Credit Property Trust II, Inc. and your advisor. Please revise to either remove the website reference or clarify that it is the website for your advisor and affiliates of your advisor.

Investment Objectives and Policies, Page 4

8.	Please explain what you mean by "high quality" when referring to the properties in which you seek to invest in the first paragraph under this heading.

9.	Please revise the penultimate paragraph on page 4 to indicate the percentage of your tenants, in terms of annual lease payments, that fall outside of the definition of "investment grade."

10.	Refer to the final paragraph on page 4. Please expand your discussion to disclose any quantifiable thresholds your advisor applies to the factors used to determine a tenant's creditworthiness (such as minimum market share or revenues) or to state that your advisor does not use any particular quantifiable standards. We note in this regard your disclosure in the seventh paragraph on page 4 that your tenants must meet the "credit tests" applied by your advisor.

11.	Refer to the final sentence of the first paragraph on page 5. Revise to clarify the measure you are using to determine 20% of your investment portfolio for purposes of the policy stated. Is this 20% of the value of the properties or the number of properties, or does it relate to the income generated by the properties? In addition, please state whether this policy is merely a guideline or a strict requirement that may not be exceeded without board or shareholder approval.

Acquisition of Investments from Affiliates, page 5

12.	Please revise your disclosure in the final sentence of the first paragraph under this heading to indicate that none of your directors is independent.

13.	Refer to the bullet points on page 5. Please provide more detail to explain:
	- Twelfth bullet point – what is meant by "demand generators."
	- Thirteenth bullet point – whether there are quantifiable criteria applicable to the lease terms reviewed by your advisor.

Conditions to Closing Our Acquisitions, page 6

14.	Please expand your discussion under this heading to provide more details about any properties you currently own that are in development. If you do not own any properties in development, provide details regarding your policies for acquiring properties in development.

15.	Refer to the final paragraph on page 6 and the first paragraph on page 7. Please provide more detail about your borrowing policies. Explain whether you are liable for all rents or profits derived from the property since you acquired it, how the value of the property is determined for purposes of setting your liability, what it means that your liability is interest only, and when the "hyperamortization" clauses are triggered. In addition, please specify the percentage of your indebtedness that falls into each of the various categories described.

Concentration of Credit Risk, page 10

16.   Please quantify the amount of cash you have on deposit with one financial institution that exceeds federally insured limits. In addition, please expand your discussion here to specify that you have certain geographic concentrations in your property holdings.

Risk Factors, page 10

17.   If you choose to retain a risk factors section, please ensure that you have included all known material risks to your business. In this regard, please include a risk factor discussing the risk to your business of geographic and industry concentration.

18.   Please disclose the risks associated with the distribution requirements relating to qualification as a REIT. Describe the limitations those requirements will present on your ability to acquire new properties or otherwise execute your business plan. Also discuss the risk that you may be required to borrow money in order to pay distributions in excess of available cash, and that such distributions will be treated as a return of capital to investors.

19.   Certain of your risk factor headings state facts but fail to specify the associated risk. Examples include:

- "Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired," on page 12;

- "We often obtain only limited warranties when we purchase a property," on page 16; and

- "There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in our shares," on page 22.

Please review and revise all risk factor headings, as necessary, to ensure that they specify the risk presented.

There is no public trading market for our shares, and there may never be one; therefore, it will be difficult for an investor to sell its shares, page 10

20.   Please clarify in the second sentence of this risk factor heading, that your charter prohibits ownership of more than 9.8% of your stock *by a single investor*.

<u>You are bound by the majority vote on matters on which you are entitled to vote, and therefore, your vote on a particular matter may be superseded by the vote of others, page 13</u>

21.   This risk appears generic, in that it could apply to any company. Please revise to indicate how this risk is unique to you. Alternatively, please remove this risk factor.

<u>Because the dealer manager in the Offering was one of our affiliates, you did not have the benefit of an independent review of the prospectus or us, as is customarily performed in underwritten offerings, page 14</u>

22.   This risk factor does not seem applicable as it refers to the "Offering," which has already taken place. If you wish to retain this risk factor, please revise it so that it is appropriately worded to apply in the context of a Form 10-SB.

<u>Payment of fees to Cole Advisors and its affiliates will reduce cash available for investment and distribution, page 14</u>

23.   So that investors can clearly understand the risk presented, please quantify the amount of fees you paid to Cole Advisors and its affiliates for the quarter ended March 31, 2006.

<u>We have acquired and financed properties with lock-out provisions, which prohibit us from selling a property, or require us to maintain specified debt levels for a period of years on some properties, page 17</u>

24.   Please quantify the number or percentage of your properties subject to lock out provisions.

<u>Revenue from our properties depends on the amount of our tenants' retail revenue, making us vulnerable to general economic downturns and other conditions affecting the retail industry, page 18</u>

25.   We note your statement that some of your leases "*may* provide for base rent plus contractual base rent increases." In light of your disclosure that 100% of your properties are currently leased, please revise your disclosure to indicate what percentage of your properties is subject to leases containing the clauses described. In addition, please indicate what percentage of your current gross revenues amounts to base rents versus rents based upon a specified percentage of sales.

<u>CC&Rs may restrict our ability to operate a property, page 19</u>

26.   Please quantify the number of your properties subject to CC&Rs.

We may incur mortgage indebtedness and other borrowings, which may increase our business risks, page 20

27. Please expand your disclosure in the final sentence under this risk factor heading to include the risk of a decrease in the value of a shareholder's investment, as well as the risk of losing your REIT status if you are unable to pay required distributions.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders, page 20

28. Please quantify the amount of your current indebtedness that is subject to variable interest rates.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, page 21

29. We do not understand your disclosure in the second sentence under this risk factor heading that the IRS "may *not* challenge" your characterization of your sale-leaseback transactions as "true leases." Please revise or advise.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to you, page 21

30. Please define what a "prohibited transaction" is in the second sentence under this heading.

Legislative or regulatory action could adversely affect investors, page 21

31. We note your reference to a tax opinion in the final sentence on page 21. Please either file this opinion as an exhibit to your registration statement or remove the reference.

Management's Discussion and Analysis or Plan of Operation, page 22

32. Please revise to include a brief introduction describing the primary means by which you derive your revenues, the trends that may have a material impact on your operations, such as trends in interest rates, real estate development and real estate fundamentals, and the strategies management uses to address these trends. Refer to SEC Release No. 33-8350.

Results of Operations, page 24

33. Please expand your discussion of the reasons behind changes in performance measures from period to period to more clearly explain why such changes occurred. We note in this regard that you explain most changes as having occurred "due to the ownership of 41 properties [during 2006] … compared to 13 properties" during 2005. Although the significant change in the number of properties owned does provide some insights into the changes from period to period, certain changes require additional explanation. For

example, your general and administrative expenses for the first quarter 2006, described in the first paragraph on page 25, increased over 10 times versus the same quarter in 2005, whereas your property holdings only increased approximately 3 times during the same period. Likewise, please provide more detail to explain why you did not have any property operating expenses for the year ended December 31, 2005, despite owning 13 properties.

34.   Please expand your discussion to explain, for each category of expenses or income, what types of expenses or income items, respectively, fall within that category.

Liquidity and Capital Resources, page 27

35.   We note your disclosure in the first sentence under this heading that you expect to meet your short term liquidity needs through net cash provided by operations. Given that you have $18,790,754 in debt repayments coming due in less than 1 year, and your operations for 2005 only provided $5.9 million, please explain the basis for your belief that your 2006 operations will provide sufficient net cash to satisfy your short term obligations.

36.   Revise your discussion to address how you anticipate satisfying your variable rate debt obligations in a climate of rising interest rates. Also describe any strategies you use to manage the risk of rising interest rates, such as lease provisions and hedging instruments.

37.   The third paragraph states that you will use some of the cash generated from operations for capital expenditures, including tenant improvements and leasing commissions. Please disclose and quantify any material commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(a)(2) of Regulation S-B.

38.   Refer to your disclosure in the third paragraph under this heading that you expect net cash derived from equity or debt financing to be used to, among other things, fund acquisitions. Please reconcile this statement with your disclosure in the seventh paragraph on page 3 that you do not anticipate acquiring any additional properties.

39.   The first paragraph on page 28 states that as of December 31, 2005 you had $114 million in outstanding indebtedness. Please reconcile this statement with disclosure in the chart indicating that this amount was $144,936,363.

Item 3. Description of Properties, page 30

40.   Please include the disclosure required by Item 102(c) of Regulation S-B, if applicable.

Item 6. Executive Compensation, page 35

41.   We note that your acquisition and advisory fees are 3% of the contract purchase price for properties and 3% of the funds advanced if you invest in mortgages. Please disclose in your business section whether you intend to invest in mortgages and, if you do, what your

policies are with respect to such investments. If you do not intend to invest in mortgages but are not limited from doing so, please disclose this fact and state whether you have any policies regarding such investments.

42.   *Asset Management Fee – Cole Advisors.* Please explain how the amount of the asset management fee is determined, since it is *up to* 0.75% of asset value and you currently pay only 0.25%.

43.   *Leasing Commissions – Cole Advisors.* The disclosure states that you have not paid any leasing commissions to date. Please explain this disclosure in light of the fact that you have leased 100% of the space that you currently own.

Item 7. Certain Relationships and Related Transactions, page 38

44.   Please revise to disclose the total amount paid to Cole Advisors in each of the last two years under the Advisory Agreement. Similarly, disclose amounts paid to your property manager and your dealer manager in each of the last two fiscal years. Separately disclose amounts paid to each of your executive officers to the extent they have an interest in your advisor, property manager, or dealer manager. Refer to Item 404(a) of Regulation S-B.

The Advisory Agreement, page 39

45.   Please revise your disclosure in the final sentence on page 39 to clarify that your board does not have any outside directors.

46.   Please clarify whether the amount payable to your advisor as specified in the third bullet point on page 40 is included in the amounts set forth in the chart starting on page 40 and if it is not, please include it.

Acquisition of Investments from Affiliates and Mortgage Loans to Affiliates, page 41

47.   Please revise the first sentence to identify the affiliate from whom you purchased the referenced properties and disclose the aggregate amounts paid to that affiliate in each of the last two years. Provide similar disclosure regarding services provided by affiliates. Also, explain the nature of the affiliation.

Part II

Item 1. Market Price of Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 48

Distributions, page 50

48.   Please expand the disclosure at the end of this section to explain why 51% of

distributions paid in 2005 constituted a return of capital. Also, please include a discussion of the IRS rules that require REITs to distribute to stockholders at least 90% of REIT taxable income each year and explain how you will fund distributions in excess of available cash.

Item 4. Recent Sales of Unregistered Securities, page 24

49.   Please disclose issuances of limited partnership units in connection with your acquisition of properties, if any, and describe the exemption from registration upon which you relied for such issuances.

Part F/S

Index to Consolidated Financial Statements, page F-1

50.   For each completed acquisition, please tell us how you evaluated Rule 3-14 of Regulation S-X in determining the financial statements required. For instance, we note from your disclosure on page 30 that your property acquisitions on December 28, 2004 and January 14, 2005 appear to be significant at the 5% or greater level and that such financial statements should also be included in your filing.

51.   We understand that you have provided summary historical financial information of certain tenants, or guarantors, in lieu of the historical financial statements of the properties required under Rule 3-14 of Regulation S-X since these properties were historically leased on a long-term basis under a triple-net lease. Please clarify why you believe the financial statements of the tenant, or guarantor, are more relevant than the actual historical operations of the property. In this regard, we note that you have provided the required Rule 3-14 financial statements for VG College Park Property. Accordingly, please also reconcile the relevancy of the historical financial statements required for all other properties where you have provided summary financial information of the tenant or guarantor rather than the actual historical operations of the property when compared to VG College Park Property.

Cole Credit Property Trust, Inc.

Financial Statements and Notes

Note 2, Summary of Significant Accounting Policies
Deferred Financing Costs, page F-9

52.   We note from your disclosure that you amortize deferred financing costs on a straight-line basis over the term of the related financing agreement. Please revise your financial statements to amortize the deferred financing costs using the effective interest method as required by paragraphs 15 and 16 of APB 21. If the straight-line method approximates the effective interest method, then please revise to disclose this fact.

Note 3, Real Estate Acquisitions, page F-12

53.   Please revise to disclose the purchase price allocation for properties acquired during the most recent year.

Pro Forma Consolidated Statement of Operations, pages F-34 – F-36

54.   Refer to Note C. Please clarify whether your pro forma adjustment includes both fixed and percentage rent and whether such adjustment includes any period before the building was constructed. For percentage rent, please disclose the amount and whether such amount was calculated based on the historical operations of the lessee or some other basis.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Yolanda Crittenden at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Direct any other questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc (*via facsimile)*:   Heath Linsky, Esq.
                          David Calhoun, Esq.
                          Morris, Manning and Martin LLP